PAYROLL4FREE.COM

Don't Miss Your Chance to OWN STOCK in Payroll4Free.com!

Hi <<First Name>>,

The opportunity to buy stock in Payroll4Free.com continues. Hundreds of clients now enjoy the Payroll Tax Service (a $25.00 per month option) FREE FOR LIFE! 🤑 You are rewarded with that perk for a $1,250 investment, and larger investments are rewarded with additional stock!

Many investors (most of whom are clients) have included comments 💌 with their investments letting us know just how much they appreciate us:



Rafael Reynoso

Payroll4Free has been a life saver for my small business. I want to support you as well. I don't know much about investment, but I want to start with you. I hope this will help to grow and learn about investment.



Achyuthanand Kandimalla

I see the value in the current Payroll4Free.com product and service that is offered to small business customers. With this capital I see a potential opportunity for Payroll4Free.com to provide a superior product and service offering to a larger customer base.



Daniel Kihanya

- 4X Founding Team / Early exec - 3 exits, 1 IPO - Podcast Host - Product / Marketing passion - Love early-stage in digital consumer

Access to Small businesses is always hard. Everyone from Google to Facebook has been trying to crack this code. If this team can scale into their 25M target that will be a powerful asset.

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Merchant services payment consultant. Serving and managing over 700 merchants in the last 7 years. Love what I do.

> I think this company has a lot of potentials and I like the free concept. I sell merchant services to lots of small business owners, espcially in the nail salon industry. I just promote your company I have a lot of request to use it. I hope you will have many success in the near future. Sincerely, Quang

Click here to see what other investors have said 💬 (scroll down to the section called "What Investors Say").

You can invest as little as $250 or more than $50,000, the choice is yours. This round is scheduled to close when we reach our max allowed funding goal of $535,000, so if you haven't already, make sure you don't miss your chance ⏳ to share in our future.

If you did not yet have a chance to review our profile 👀 , we hope that you will take some time to do so (if you missed our earlier emails 📧 , you can find copies here, here and here).

I want to be a shareholder, too!

If you would like to arrange a time to speak with me 📞 , you may do so here.

I hope every client will become a shareholder in Payroll4Free.com and enjoys the ride as we grow and grow!

Thanks,
Mike

Required SEC language until Form C is filed:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.